

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Brandon Nussey
Chief Financial Officer
Lightspeed Commerce Inc.
700 Saint-Antoine Street East, Suite 300
Montreal, Quebec, Canada H2Y 1A6

> **Re: Lightspeed Commerce Inc.**
> **Form 40-F for the fiscal year ended March 31, 2021**
> **Filed May 20, 2021**
> **File No. 001-39498**

Dear Mr. Nussey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the fiscal year ended March 31, 2021

Exhibit 99.3 Audited Consolidated Financial Statements
Note 3. Significant Accounting Policies
Revenue Recognition, page 9

1. You disclose that revenue is recognized for software subscriptions and subscription licenses ratably over the contract term. Please tell us and revise your disclosures to clarify the nature of the subscription license. If the license provides for the right to use the company's intellectual property, tell us how that was considered in determining the software subscription and the subscription license are one performance obligation that is recognized over time. Refer to IFRS 15 paragraphs 27-29 and B61.

2.   You disclose that revenue from payment processing services are recognized on a gross basis as you have determined that you are the principal in the arrangement. Please tell us the performance obligation(s) in these arrangements and explain how you determined you control the services provided. Refer to IFRS 15, paragraph 33. Also, tell us the meaning of "gross basis". In this regard, explain how fees paid to other parties in the payment processing transaction are recorded. Lastly, revise your disclosures accordingly to better explain your policy and provide us with a draft in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology